UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

DOR BioPharma, Inc. (Name of Issuer)
Common Shares, par value $0.001 (Title of Class of Securities)
258094101 (CUSIP Number)
Cyrille F. Buhrman
c/o Pacific Healthcare Co,. Ltd.
229/1 South Sathorn Road, Yannawa
Bangkok, THAILAND 10120
66-02-2109811
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 05, 2007 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 258094101

1.	Names of Reporting Persons. Cyrille F. Buhrman I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Thailand

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,050,020

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,050,020

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,050,020

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 5.44%

14.	Type of Reporting Person IN
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Item 1. Security and Issuer Common Shares, par value $0.001. DOR BioPharma, Inc. 1101 Brickell Avenue Suite 701-S MIami, FL 33131

Item 2. Identity and Background.

(a)	Name: Cyrille F. Buhrman

(b)	Residence or business address: c/o Pacific Healthcare (Thailand) Co., Ltd. 229/1 South Sathorn Road, Yannawa, Bangkok 10120, Thailand

(c)	Present Principal Occupation or Employment: Managing Director Pacific Healthcare (Thailand) Co., Ltd. 229/1 South Sathorn Road Bangkok 10120 Thailand

(d)	Criminal Conviction: None

(e)	Court or Administrative Proceedings: None

(f)	Citizenship: Thailand

Item 3. Source and Amount of Funds or Other Consideration: Purchased with personal funds.

Item 4. Purpose of Transaction
Investment purposes I, Cyrille F. Buhrman, have no present plans to engage in any of the following activities listed in a-j listed below (other than item d):
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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
I, Cyrille F. Buhrman, joined the Board of Directors of DOR BioPharma, Inc. on June 28, 2007. I have no other present plans for this item 4(d).
(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	5,050,020 (5.44%)

(b)	5,050,020 (5.44%)

(c)

June 28, 2007 received 150,000 stock options priced at $0.33 to purchase common stock of DOR.

April 10, 2006 Private Placement Investment 1,804,403 shares purchased and warrant to purchase 1,804,403 shares.

January 3, 2007 shares issued as a result of dilutive event from Sigma Tau private investment 227,384

February 8, 2007 Private Placement Investment 1,063,830 shares purchased

March 5, 2007 warrants exercised from the April 2006 Private Investment 1,804,403 shares purchased

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit
April 10, 2006 February 8, 2007 March 5, 2007	1,804,403 1,063,830 1,804,403	0.2771 0.47 0.246

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         I, Cyrille F. Buhrman, became a member of the Board of Directors of DOR BioPharma, Inc. on June 28, 2007. I recieved 150,000 stock options priced at $0.33 to purchase common stock.

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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 29, 2007
By:	/s/ Cyrille F. Buhrman Cyrille F. Buhrman

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